UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-31852

CUSIP NUMBER:  895735-10-8

(Check One):  Form 10-K ☐ Form 20-F ☐  Form 11-K ☐

Form 10-Q ☑   Form 10-D ☐   Form N-SAR ☐   Form N-CSR ☐

For Period Ended:  June 30, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

    ☐ Transition Report on Form N-SAR

For the Transition Period Ended:  ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tri-Valley Corporation

Full Name of Registrant

N/A

 Former Name if Applicable

4927 Calloway Drive

 Address of Principal Executive Office (Street and Number)

Bakersfield, California 93312

 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR for Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously reported, on August 7, 2012, Tri-Valley Corporation (the “Company”), its wholly owned subsidiaries, Tri-Valley Oil & Gas Co. and Select Resources Corporation, Inc., and TVC Opus I Drilling Program, L.P., of which the Company is the managing partner (collectively, the “Debtors”), filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code (collectively, the “Chapter 11 Cases”). The Chapter 11 Cases are being jointly administered under the caption “In re: Tri-Valley Corporation, et al.” The Company has devoted its limited available financial and accounting resources to prepare for the Bankruptcy Cases and the Debtors’ related sale process. As a result of these efforts, as well as the Company’s efforts to preserve cash, the Company has not been able to prepare the financial statements or other disclosures that are required by Form 10-Q for the quarter ended June 30, 2012. For these reasons, the Company will not file its Quarterly Report for the quarter ended June 30, 2012. The Company intends to make such disclosures as are required in the bankruptcy process.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Maston N. Cunningham	661	864-0500
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No  ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tri-Valley Corporation

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2012	By:	/s/ Maston N. Cunningham
Name: Maston N. Cunningham
Title: President and Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact

constitute Federal Criminal Violations (See 18 U.S.C. 1001).